March 1, 2011

Mr. John Cash

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-7010

Re: Comment letter dated February 15, 2011, File No. 1-8399

Dear Mr. Cash:

This letter is in response to the comments of the Securities and Exchange Commission (the “Commission”) provided in your letter dated February 15, 2011, related to the Form 10-K of Worthington Industries, Inc. (the “Company”, “we”, or “our”) for the year ended May 31, 2010 (the “2010 Form 10-K”), the Definitive Proxy Statement filed August 18, 2010, the Form 8-K filed January 7, 2011, and the Form 10-Q for the quarter ended November 30, 2010. In responding to the Commission’s comments, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We take very seriously our responsibility to provide complete and accurate disclosures to the users of the information included in our filings. In preparing this information, we review the disclosure requirements established by the various governing bodies and reach a conclusion as to what is appropriate. We also consult with our independent registered public accounting firm and our legal counsel. We feel this process ensures that what we report is in compliance in all material respects with the applicable disclosure requirements. We will continue to employ this process in monitoring the changing disclosure requirements to ensure that we are in compliance.

The following includes each of your comments numbered to match the corresponding comment in your letter followed by our response.

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Securities and Exchange Commission
March 1, 2011

Form 10-K for the year ended May 31, 2010

Results of Operations, page 31

1.	We note you cite several factors that impact your results. For example, we note that decreased volumes in Metal Framing, Mid-Rise Construction and Military Construction impacted net sales in 2010. We also note that stronger demand impacted the net sales and operating income of your Steel Processing operations. Please revise future filings to quantify the impact of each factor where practicable.

Response:

We acknowledge the foregoing Staff comment and note that in future filings, we will quantify, where practicable, the factors that materially impact our results of operations.

Critical Accounting Policies - Impairment of Long-Lived Assets, page 47

2.	Your disclosure on page 48 indicates that you tested certain assets for impairment during the fourth quarter due largely to changes in the use of these assets. Please tell us and enhance future disclosure to clearly indicate what assets were tested and how the use of such assets changed. In this regard, please explain whether this is the result of a change in your business strategy or a result of your transformation plan.

Response:

We acknowledge the foregoing Staff comment and note that in the fourth quarter of our fiscal 2010 we tested certain immaterial steel processing assets for recoverability in accordance with ASC Topic 360. The recoverability test was triggered by the decision to idle these assets, which we believe constituted a “significant adverse change in the manner in which a long-lived asset (asset group) is being used” as discussed in ASC Topic 360-10-35-21. The decision to idle these assets was not the result of a change in business strategy or a result of our transformation plan. Note that this disclosure was provided in the context of the “early warning” disclosures contemplated by ASC Topic 275.

In future filings, to the extent that an asset or asset group is deemed recoverable, but it is reasonably possible that an impairment loss may be triggered in the near future, we will continue to furnish the disclosures prescribed by ASC Topic 275, if material. When furnishing these disclosures, we will clearly identify the assets or asset group tested for recoverability and enhance our discussion of the facts and circumstances that indicated an impairment may be present.

Consolidated Statement of Cash Flows, page 57

3.	We note your cash flow statement begins with Net earnings (loss) attributable to noncontrolling interest. In future periodic filings please revise your statement of cash flows to begin with Net Income as required by ASC Topic 230-10-45.

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Securities and Exchange Commission
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Response:

We acknowledge the foregoing Staff comment and note that we will revise our statement of cash flows to begin with Net Income as required by ASC Topic 230-10-45 beginning with the quarter ended February 28, 2011.

Note A - Summary of Significant Accounting Policies, Revenue Recognition, page 61

4.	We note you disclosed in Item 1. - Business that you provide tolling services. If such revenues are material please disclose when and how you recognize these revenues and separately disclose tolling service revenues and related costs of services in the statement of operations as required by Rule 5-03(1) and (2) of Regulation S-X. If the amount of such revenues is immaterial, please clarify this in future filings.

Response:

We acknowledge the foregoing Staff comment and note that revenues from toll processing are immaterial, comprising less than 5% of total consolidated revenues. In future filings, we propose the following revisions to “Part I, Item 1. – Business” to clarify that toll processing revenues are immaterial:

Worthington Steel also toll processes steel for steel mills, large end-users, service centers and other processors. Toll processing is different from typical steel processing in that the mill, end-user or other party retains title to the steel and has the responsibility for selling the end product. Toll processing enhances Worthington Steel’s participation in the market for wide sheet steel and large standard orders, which is a market generally served by steel mills rather than by intermediate steel processors. Toll processing revenues were immaterial for all periods presented herein.

Note H - Segment Data, page 77

5.	Please include product line disclosures in future filings, or clearly explain why you have not provided these disclosures. Please refer to ASC Topic 280-10-50-40.

Response:

We acknowledge the foregoing Staff comment and note that we have considered the disclosure requirements prescribed by ASC Topic 280-10-50-40. We believe the product lines within each of our reportable segments comprise a group of similar products and services as discussed in ASC Topic 280-10-50-40. We formed this conclusion based on an analysis of the following factors:

(1)	Nature of production processes – The nature of each segment’s production processes are similar, requiring the same or similar raw materials and often times the same or similar manufacturing facilities and equipment;

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Securities and Exchange Commission
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(2)	Types of customers and end-markets – Each segment is supported by a common sales force and generally serves similar types of customers and end-markets;

(3)	Purposes or end uses – Each segment’s product lines are similar in nature, generally serving similar purposes; and

(4)	Methods of distribution – The majority of the product lines within each segment are distributed using common distribution methods and channels.

Furthermore, we note that discrete financial information by product line is not regularly reviewed by the CODM. This is primarily due to the fact that we view our operating segments as containing a group of similar products and services and, therefore, presentation at the product line level is not useful when evaluating resource allocations and assessing performance. Accordingly, we do not believe it is necessary to further disaggregate at the product line level. We also note that ASC Topic 280-10-50-38 stipulates that the information required by ASC Topic 280-10-50-40 “need be provided only if it is not provided as part of the reportable operating segment information required by this Subtopic.” We believe the operating segment disclosures we have historically furnished satisfy the requirements of ASC Topic 280-10-50-40 and, therefore, additional disclosure at the product line level is not required. In future filings, we propose the following revisions to our segment data footnote to clarify that each reportable segment is comprised of a group of similar products and services:

Our operations include three reportable business segments, Steel Processing, Pressure Cylinders and Metal Framing, each of which is comprised of a group of similar products and services. Factors used to identify these reportable business segments include the products and services provided by each business, the management reporting structure, similarity of economic characteristics and certain quantitative measures, as prescribed by authoritative guidance.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 24, General

6.	Several statements throughout your “Compensation Discussion and Analysis” indicate that you engage in benchmarking. For example, in the third paragraph on page 27, we note your statement that you intentionally set base salaries below market median comparables. You make a similar statement in the first paragraph under “Base Salaries” on page 29. On page 30, you state that long-term incentive compensation is set based upon, in part, market median values for the comparator group. In future filings, please disclose how actual compensation compared to the compensation of your comparator group. In addition, we are not able to locate the additional disclosure that you undertook to provide in your letter dated April 3, 2009 relating to the disclosure in your Form 10-K for the 2008 fiscal year. Please advise.

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Securities and Exchange Commission
March 1, 2011

Response:

We acknowledge the foregoing Staff comment and note that in future filings, we will attempt to more clearly disclose how actual compensation compares to the compensation of the comparator group.

The information discussed in our letter dated April 3, 2009, is contained on page 26 and 27 of our Proxy Statement. The text of that information is attached as Exhibit A to this letter.

7.	While we are aware of your position with respect to disclosure of the specific levels of corporate performance necessary to trigger payouts as posited in your response to comment 10 of our letter dated February 19, 2009 relating to your Form 10-K for the 2008 fiscal year, we are not able to locate the additional disclosure required by Instruction 4 to item 402(b) of Regulation S-K. Please understand that to the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure relating to the level of difficulty associated with achievement or non-achievement of the relevant performance goal. In discussing how difficult or likely it will be to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm. Refer generally to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations.

Response:

We acknowledge the foregoing Staff comment and note that we have attempted to provide information relating to how difficult or likely it would be to achieve targeted levels for incentive compensation. For the three-year period ending 2010, it is disclosed on page 28 of our Proxy Statement that none of the long-term incentive compensation thresholds were met for either the three-year period ended May 31, 2010, or the three-year period ended May 31, 2009. Furthermore, on page 33, it is noted that “based upon the Company’s performance for Fiscal 2009, Fiscal 2010 and Fiscal 2011 (through the date of this Proxy Statement), and in particular the decline in results caused by the recession, it appears that it will be very difficult for the Company to attain the threshold performance measures applicable to the NEOs for the three-year period ending May 31, 2011.”

Awards for the three-year period ending May 31, 2012 were the long-term incentive awards granted during the fiscal year covered by the Proxy Statement and as of the end of that year, still had two years to run. Due to the uncertain economic conditions, it is difficult to provide better insight and discussion on the difficulty in achieving performance goals for that period. In future filings, we will attempt to enhance our disclosures concerning the likelihood or difficulty in attaining targeted levels.

8.

Please provide a materially complete description of the correlation between performance under the short-term incentive compensation program and the payouts actually made to each of your named executive officers in 2010. Please understand that discussion of the various items of corporate and individual performance that were considered by the Compensation

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Securities and Exchange Commission
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Committee must be accompanied by a complete qualitative and quantitative discussion of how the Committee determined to award each specific form and level of compensation in 2010. For each named executive officer state the factors that you considered in deriving the payouts awarded for each component of compensation and provide substantive analysis and insight into why the Committee determined that the levels of compensation were appropriate in light of the factors considered.

Response:

We acknowledge the foregoing Staff comment and note that actual payouts under the short-term incentive compensation program are tied to the Company (and, in the case of NEOs who are business unit executives, the applicable business unit) actually achieving targeted level of corporate earnings per share, corporate economic value added, business unit operating income and business unit economic value added. This information is discussed on page 30 of our Proxy Statement. These were the only factors used in determining the level of payout made under the short-term incentive compensation programs. In future filings, we will attempt to be more clear with respect to this information and where performance fell relative to performance goals.

Compensation Risk Analysis, page 28

9.	You state in the third paragraph that “performance and economic value added goals ... are based upon realistic earnings and economic value added levels ... that we believe participants can attain without taking inappropriate risks ....” Please reconcile this statement with the statement on page 27 that “performance targets are generally based upon stretch performance goals, as compared to expected performance.”

Response:

We acknowledge the foregoing Staff comment and note there are three different levels of targeted performance for the various incentive programs - threshold, target, and maximum. The statement referenced refers to the “target” goal which is generally set based upon stretch performance from business plans submitted. Threshold goals are lower and thus more easily attained. Additionally, while target goals are generally a stretch, we believe they can be met based on solid business performance without the need to take inappropriate risk. We will attempt to make this more clear in future filings.

Equity-based Compensation, page 33

10.

Although you provide general disclosure relating to the procedure for determining the amount of securities granted, your disclosure does not meaningfully convey the reasons why the actual amounts you awarded for these forms of compensation were appropriate under the circumstances. Although you state that your 2010 option awards were based upon an employee’s position and external market data, your disclosure does not meaningfully explain how the Compensation Committee determined the amount of stock options awarded to each

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Securities and Exchange Commission
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of the named executive officers. Similarly, there is minimal discussion relating to the performance share awards granted in Fiscal 2010 for three-year performance period ending May 31, 2012. Please explain why the actual amounts of stock options and performance shares awarded to each named executive officer in 2010 were appropriate under the circumstances and in light of the factors considered.

Response:

We acknowledge the foregoing Staff comment and note that both the stock option awards and the performance share awards are part of our long-term incentive compensation program (see page 30 of our Proxy Statement). As noted on page 30, the size of the long-term incentive compensation awards is based upon various factors including market median values, time in the position, internal equity and performance. Total long-term compensation is provided through stock options, cash performance awards and performance share awards. The amount of the total long-term compensation award for each NEO generally starts with the targeted market. The Compensation Committee then raises or lowers the award amount, at its discretion, based on its subjective determination analyzing the other relevant factors.

The percentage of the long-term compensation provided by each of the three types of awards is determined by the Compensation Committee. Cash performance awards accounted for the largest portion of the awards granted to the NEOs in Fiscal 2010. The remaining portion of the awards was split between stock options and performance share awards.

The value given to each option for purposes of these awards was determined by the Compensation Committee based on input from its compensation consultant taking into account the anticipated grant date fair value calculated under the applicable accounting rules, and the option values used for recent annual grants. Likewise, the value of the performance share awards is also based upon input from the compensation consultant and the applicable accounting rules, and the value of recent annual grants. The value used for cash performance awards is generally the amount that can be earned at target. The amount of stock options and performance shares awarded to the NEOs was determined consistent with the above, with the specific amounts for each NEO determined by the Compensation Committee on a subjective basis combining all of the factors considered.

We will attempt to be more clear with respect to these disclosures in future filings, including a more detailed discussion of the factors that had the most influence on any subjective decisions made by the Compensation Committee.

Form 8-K filed January 7, 2011

11.	We note the disclosure in your Form 8-K filed January 7, 2011 indicating that you are providing long-term fixed-price contracts to certain of your customers and in doing this you may hold inventory on their behalf. To the extent material, please enhance future disclosures to discuss and quantify the impact this has on your liquidity, working capital and operating results. Additionally, please enhance future disclosures to discuss how you recognize revenue on these contracts. Provide us with your proposed disclosures.

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Securities and Exchange Commission
March 1, 2011

Response:

We acknowledge the foregoing Staff comment and note that we do not enter into material arrangements whereby we recognize revenue and subsequently hold the inventory on behalf of our customers. The comment suggesting that we engage in this practice was made by an analyst while discussing our ability to manage exposure to fluctuating steel prices by matching inventory purchases with longer-term fixed-price customer contracts. Although we enter into contracts of this nature, we retain title to the applicable inventory while in our possession and do not recognize revenue until risk of loss passes, which generally occurs upon delivery. We note that disclosure of these arrangements is provided in “Part I, Item 1 – Business – Suppliers” and “Part I, Item 1A – Risk Factors – Inventories” on pages 8 and 13, respectively, of our Form 10-K for the year ended May 31, 2010.

Form 10-Q for the period ended November 30, 2010

Liquidity and capital Resources - Financing Activities, page 30

12.	We note your disclosure that you are in compliance with your short-term and long-term debt covenants. If it is or becomes reasonably likely that you may not comply with any of your debt covenants, please revise future filings to disclose the required ratios/amounts as well as the actual ratios/amounts as of each reporting date. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350.

Response:

We acknowledge the foregoing Staff comment and note that in future filings, to the extent that it becomes reasonably likely that we may not comply with any of our debt covenants, we will furnish the disclosures noted above.

We believe the above explanations are responsive to your comments.

Sincerely,

/s/ B. Andrew Rose
B. Andrew Rose
Vice President and Chief Financial Officer

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Securities and Exchange Commission
March 1, 2011

Exhibit A

In fulfilling its responsibilities, the Compensation Committee annually reviews certain market compensation information with the assistance of its independent compensation consultant, Towers Watson, who is directly engaged by the Committee to prepare the information. This includes information regarding compensation paid to officers with similar responsibilities by a broad-based group of more than 400 companies (the “comparator group”). The comparator group is comprised predominantly of manufacturing companies maintained in the executive compensation data base of Towers Watson at the time the study is conducted with revenues between $1 billion and $10 billion. Changes in the comparator group occur as companies begin or cease participation in the data base, due to a sale, merger or acquisition of the companies included, due to an increase or decrease in revenues, or for other reasons. The Compensation Committee neither selects nor specifically considers the individual companies which are in the comparator group. For comparison purposes, due to variance in size of the companies in the comparator group, regression analysis, which is an objective analytical tool used to determine the relationship between data, is used to adjust data. The Compensation Committee believes that using this broad-based comparator group minimizes the effects of changes to the group due to changes in data base participation, mergers/acquisitions, or other reasons, lessens the impact a single entity can have on the overall data, provides more consistent results and better reflects the market in which the Company competes for executive talent.

A list of the entities in the comparator group can be obtained by contacting the Human Resources Department of the Company at Worthington Industries, Inc., 200 Old Wilson Bridge Road, Columbus, Ohio 43085, Attention: Eric M. Smolenski, Vice President-Human Resources.

During its review process, the Compensation Committee meets directly with the compensation consultant and reviews comparator group information with respect to base salaries, short-term cash incentive bonuses and long-term incentive compensation programs. The Compensation Committee considers comparator group information provided by the compensation consultant as an important factor in determining the appropriate levels and mix of executive compensation.